File No.  070-9477

     As filed with the Securities and Exchange Commission on October 5, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
     -----------------------------------------------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 9
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

     Dominion Resources, Inc.                  Consolidated Natural Gas Company
     120 Tredegar Street                       120 Tredegar Street
     Richmond, VA 23219                        Richmond, VA 23219

                   (Name of company filing this statement and
                     address of principal executive offices)
      --------------------------------------------------------------------

                            Dominion Resources, Inc.

                     (Name of top registered holding company
                     parent of each applicant or declarant)
     ----------------------------------------------------------------------

                                 James F. Stutts
                       Vice President and General Counsel
                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                                  The  Commission  is  also  requested  to  send
                              copies of any communication in connection with this matter to:

Norbert F. Chandler, Esq.                Tia S. Barancik, Esq.
Managing Counsel                         LeBoeuf, Lamb, Greene & MacRae, L.L.P.
Consolidated Natural Gas Service         125 West 55th Street
CNG Tower, 625 Liberty Street            New York, NY 10019-5389
Pittsburgh, PA 15222

                             APPLICATION-DECLARATION

                                      UNDER

                      SECTIONS 8, 9(a), 10, 11(b) and 12(d)

                                       OF

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 FOR APPROVAL OF

                    DISPOSITION OF PUBLIC UTILITY SUBSIDIARY

Item 1.  Description of Proposed Transactions.

     This post-effective amendment to the Application-Declaration of the Applicants in File No. 70-09477 is submitted in connection with the merger (the "Merger") of Dominion Resources, Inc. ("DRI") and Consolidated Natural Gas Company ("CNG"), which was approved by the Securities and Exchange Commission (the "Commission") on December 15, 1999, HCAR No. 35-27113, and completed on January 28, 2000, and supplements and completes the record with respect to certain matters set forth therein. Following closing of the Merger, DRI and CNG retained Merrill Lynch & Co., Inc. to advise them with respect to the disposition of VNG. Merrill Lynch & Co., Inc. solicited inquiries from a broad group of more than a dozen possible purchasers. A number of such purchasers, including AGL, expressed interest in acquiring VNG ;and DRI and CNG pursued discussions with them with the assistance of outside financial advisors and counsel. Negotiations with all possible purchasers were conducted at arm's-length as part of the competitive process.

     On May 8, 2000, DRI, CNG and Virginia Natural Gas, a wholly owned indirect subsidiary of DRI and a wholly owned direct subsidiary of CNG ("VNG"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with AGL Resources, Inc. ("AGL") pursuant to which DRI and CNG agreed to sell, and AGL agreed to purchase, all of the outstanding shares of capital stock of VNG for a purchase price of $550,000,000, subject to adjustment as set forth in the Stock Purchase Agreement. Ultimately, the AGL transaction was presented to the Board of Directors of DRI which ratified the actions of CNG with regard to the sale of VNG and approved the overall transaction on May 30, 2000. A copy of the Stock Purchase Agreement is annexed hereto as Exhibit B-2. DRI and CNG understand that AGL will separately be seeking authority from the Commission under the 1935 Act for its acquisition of VNG.

     This post-effective amendment acknowledges that DRI and CNG are required to dispose of VNG pursuant to the order of the Virginia State Corporation Commission (the "Virginia Commission") approving the Merger and, in particular, seeks confirmation that the divestiture of VNG by DRI and CNG, and the terms and conditions pursuant to which such divestiture will be effected as set forth in the Stock Purchase Agreement, are consistent with the applicable provisions of the Public Utility Holding Company Act of 1935 (the "1935 Act") and are not inconsistent with or in derogation of Section 11(b)(1) of the 1935 Act. DRI and CNG represent that the proceeds of such divestiture will be applied to reduce outstanding indebtedness of CNG.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

Fee, Commission or Expense                                          Thousands
--------------------------                                          ---------
Legal Fees and Expenses                                                $10
                                                                     =======
Total                                                                  $10
Item 3.  Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Section of/Rule under       Transactions to which such Section/Rule is or may be
----------------------      ----------------------------------------------------
the 1935 Act                applicable

Sections 8, 9(a),           Acquisition and Disposition of Public
10, 11(b) and 12(d)           Utility Subsidiary

     As noted above, on December 15, 1999, the Commission issued an order, HCAR No. 35-27113 (Dec. 15, 1999), approving the application of DRI under Section 9(a)(2) of the Public Utility Holding Company Act of 1935 (the "1935 Act") for the acquisition of CNG and its subsidiaries, including VNG (the "Merger Order"). Under Section 10(f) of the 1935 Act, the SEC is prohibited from approving any acquisition subject to Section 9(a)(2), including DRI's acquisition of CNG, "... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

     DRI, in order to demonstrate to the Commission that DRI's proposed acquisition of CNG was in compliance with applicable State law, provided the Commission with, among other things, a copy of the order of the Virginia Commission approving the acquisition of CNG. The Virginia Commission's order was, however, subject to a number of conditions which were agreed to by DRI, including the condition that within 12 months following the completion of the acquisition of CNG, DRI would dispose of VNG. The Commission's order of December 15, 1999 approving DRI's acquisition of CNG acknowledged that each of the relevant States with jurisdiction over the CNG acquisition, including Virginia, had approved the acquisition and also acknowledged the fact that the Virginia Commission had mandated the divestiture of VNG. The Commission's order under the 1935 Act did not, however, recite the terms of the VNG disposition, pending completion of the record as none of the particulars relating to such disposition were then available.

     When DRI and CNG first announced their intention to merge, it was DRI's intention and plan to acquire CNG and all of CNG's assets and subsidiaries, including VNG. DRI believed that the acquisition of VNG as part of the overall acquisition of CNG was both sensible, as a business matter, and feasible, as a legal matter. DRI's agreement with the Virginia Commission to dispose of VNG was entered into reluctantly and only after it became apparent that the Virginia Commission would never act to approve DRI's acquisition of CNG unless DRI agreed to dispose of VNG.

     The Virginia Commission's requirement that DRI dispose of VNG as a condition to the Virginia Commission's approval of the acquisition of CNG was, in part, based on the Virginia Commission's Staff's interpretation of Virginia law. In some cases, Virginia law prohibits a public service corporation from conducting more than one kind of public service business in the state. Specifically, ss. 13.1-620(D) of the Code of Virginia provides that "[n]o corporation shall be organized under this chapter for the purpose of conducting in this Commonwealth more than one kind of public service business except that the telephone and telegraph businesses or the water and sewer businesses may be combined, but this provision shall not limit the powers of domestic corporations existing on January 1, 1996". DRI had argued to the Virginia Commission that this provision of Virginia law would not be implicated by the acquisition of CNG for several reasons as follows: First, neither DRI nor CNG is a public service corporation, so their "combination", directly or indirectly would not implicate the statute. Second, the public service businesses of the two Virginia public service companies in question, Virginia Electric and Power Company ("Virginia Power") and VNG, are not being combined, in that DRI and CNG are not proposing that these companies be merged. Third, if the statute could be construed to cover an indirect combination of public service businesses through common control over Virginia Power and VNG, both Virginia Power and VNG were domestic corporations existing on January 1, 1986 and are, therefore, grand-fathered under the statute. Ultimately, however, DRI was unable to persuade the Virginia Commission to permit DRI to acquire and retain VNG and DRI and the Virginia Commission Staff entered into a settlement that called for the disposition of VNG, which settlement was approved by, and made a part of the order of, the Virginia Commission.

     As noted above, the Commission may not approve an acquisition for which approval is required under Section 9(a) of the 1935 Act "... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11." Also, as noted above, it was clear to DRI that the Virginia Commission would never act to approve DRI's acquisition of CNG unless DRI agreed to dispose of VNG. Thus, DRI could not have made the showing required by Section 10(f), viz., that all State laws in respect of the acquisition had been complied with, unless DRI agreed to divest of VNG. DRI notes that, as a theoretical matter, the Commission could have acted to approve DRI's acquisition of CNG even without Virginia Commission approval or, alternatively, could have ordered DRI to retain VNG notwithstanding the Virginia Commission's order of divestiture in reliance on the final clause of Section 10(f) which permits the Commission to disregard State laws applicable to a given acquisition "where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11." In point of fact, however, the Commission, with notice and full knowledge of the Virginia Commission's order mandating the VNG divestiture, chose not to challenge that order of divestiture and explicitly noted the divestiture requirement in its order approving the CNG acquisition under the 1935 Act.

     DRI believes that the Commission's order approving the Merger contemplates that DRI will dispose of VNG. However, as a registered holding company, DRI is now required to complete the record to document the terms and conditions upon which DRI may proceed with the disposition of VNG pursuant to the Stock Purchase Agreement.

The 1935 Act in General

     Section 1 of the 1935 Act is very clear that one of the principal evils the 1935 Act was designed to remedy was the fact that, in 1935, multistate holding companies with activities "extending over many States are not susceptible of effective control by any State and make difficult, if not impossible, effective State regulation of public utility companies." Thus, the 1935 Act requires the simplification of the corporate structures of holding company systems in order to enable States to regulate the production and distribution of energy. The 1935 Act is generally not concerned with those types of holding companies that can indeed be effectively regulated on the state level and provides exemptions for them in Section 3(a)(1) and Section 3(a)(2). The 1935 Act creates federal jurisdiction to regulate those holding companies that could otherwise escape State and local regulation, but there is no indication in the 1935 Act that federal law should be used to override effective State policy. Indeed, Section 21 of the 1935 Act specifically indicates that "nothing in [the 1935 Act] shall affect . . .the jurisdiction of any other commission, board, agency, or officer of . . . any State . . . insofar as such jurisdiction does not conflict with any provision of [the 1935 Act]."

     In addition, the Report of National Power Policy Committee on Public Utility Holding Companies stated that "[w]hile Federal legislation does not try to regulate intrastate consumers' rates, it can help create conditions under which State legislation can establish rate structures based upon an objective and administratively workable standard of prudent investment in the properties..."Report of National Power Policy Committee on Public Utility Holding Companies, Appendix to Report No. 621, Report to Accompany S. 2796, 74th Congress, 1st Sess., May 14, 1935, at p. 57.

Section 8

     In the instant situation, the question presented is whether DRI could have acquired CNG, and thereby VNG, in the first instance. As discussed above, the answer is unclear under Virginia law and, thus, it is equally unclear that the Commission could have approved DRI's acquisition of CNG in the absence of a promise by DRI to dispose of VNG. Section 8 of the 1935 Act provides that "[w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . .to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest." A careful reading of
Section 8 indicates that the primary thrust of the Section is to preclude the use of a registered holding company, such as DRI, to circumvent any state law restrictions, in this case, those of Virginia, on the common ownership of gas and electric assets by the same company.

     Support  for  this  interpretation  of  Section  8 is  also  found  in  the
legislative   history  of  Section  8  which  advocates  a  policy  of  allowing combination utilities when they are permitted by State law. As noted in the Senate Interstate Commerce Committee "[Section 8] is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." S. Rep. No. 2796, 74th Cong., 1st Sess., pt 1 at 31
(1935) (the "Senate Report"). Section 8 illustrates the belief that local regulators are in the best position to assess the needs of their communities. The 1935 Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Note that Section 21 of the 1935 Act further codifies this legislative intent stating: "Nothing in [the 1935 Act] shall affect . . .the jurisdiction of any other commission, board, agency, or officer of . . .any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of [the 1935 Act] . . .
 ." Thus, the 1935 Act should not be used as a tool to override legitimate State policy, particularly when the holding company involved is subject to both state and federal regulation.

     Much more recently, the Division of Investment Management noted in the report issued by the Division in June 1995 ("The Regulation of Public Utility Holding Companies", hereafter, the "1995 Report"), "it does not appear that the [Commission]'s precedent concerning additional systems precludes the [Commission] from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas." The Division recommended that the Commission interpret Section 11(b)(1) of the 1935 Act to allow registered holding companies to hold both gas and electric operations as long as each affected State utility regulatory commission approves of the existence of such a company. (1995 Report, at 15-6). The Commission has adopted the Division's recommendation with respect to common ownership of electric and gas properties by registered holding companies, New Century Energies, Inc., HCAR No. 35-26748 (Aug. 1, 1997), to wit., such common ownership should not be barred by the 1935 Act when such common ownership is consistent with State law and policy. If the foregoing is correct, then the converse must also be true: the 1935 Act must, as originally contemplated by Section 8, also bar common ownership of electric and gas properties when such common ownership is not consistent with State law and policy. However, in approving any acquisition subject to Section 9(a)(2), the Commission may not approve an acquisition which is subject to conditions if, in the aggregate, those conditions are detrimental to the carrying out of the provisions of Section 11(b) of the Act.

Section 11(b) of the 1935 Act

     Section 11(b) of the 1935 Act requires each registered holding company to take such actions as deemed necessary by the Commission to limit its operations to "a single integrated public-utility system, and to such other businesses as are reasonably incidental, economically necessary or appropriate to the operations of such integrated public-utility system." In 1935, the Senate stated that the purpose of Section 11 of the 1935 Act "is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible." Report No. 621, Report to Accompany S. 2796, 74th Congress, 1st Sess., May 14, 1935, at p. 9.

     In the 1995 Report, the Division stated ". . . the Commission has recognized that section 11 does not impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility
industry....Congress,  in 1935,  recognized  that  competition  in the  field of distribution of gas and electric energy is essentially a question of state policy." The 1935 Act was intended to ensure compliance with State law in this regard. Thus, the Commission has the authority under Section 11(b) to approve an acquisition even if such acquisition is conditioned, in part, upon a State order mandating divestiture of assets by a registered holding company when retention of such assets is inconsistent with State law.

     In requiring DRI to dispose of VNG, the Virginia Commission anticipated that such divestiture would not be harmful to the DRI system and, in fact that Virginia consumers would, in light of state restructuring, benefit from the introduction of a new competitor into the Virginia energy market. In the instant situation, the combined DRI-CNG system is sufficiently large that the disposition of VNG at the agreed purchase price will not have an adverse impact on the DRI-CNG system or its economical and efficient operation, management and growth.

Statement pursuant to Rule 54 and Related Matters

     In their Application Declaration in File No. 70-9517 pursuant to which DRI and CNG sought financing authorization for the immediate post-Merger period (the "Initial Financing Application") which authorization was granted in HCAR No. 35-27112 (Dec. 15, 1999), DRI and CNG stated:

     Each of DRI and CNG also holds investments in various EWGs and FUCOs. DRI's specific EWG investments are described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. CNG's specific EWG and FUCO investments are described below and are also described in more detail in CNG's Annual Report on Form U5S for fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. However, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests (and the interests it will acquire from CNG) in non-U.S. EWG and FUCO holdings. In that connection, DRI has already entered into an agreement with Duke Energy International, a subsidiary of Duke Energy Corporation, pursuant to which DRI has agreed to sell to Duke all of DRI's interests in its Latin American projects and, in fact, certain of such projects have already been so sold. On a pro forma consolidated basis at December 31, 1998, DRI and CNG together have invested $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998. These historical pro forma figures do not reflect the sale of DRI's Latin American projects (and the sale of the non-U.S. projects to be acquired from CNG) nor do they reflect certain accounting adjustments that will be required to be made under GAAP after giving effect to the Merger. After giving effect to (i) the accounting treatment for the Merger which will result in a consolidating accounting adjustment that will eliminate CNG's retained earnings and (2) the sale of DRI's Latin American assets (and the sale of the non-U.S. projects to be acquired from CNG), DRI's investment in EWGs and FUCOs will total approximately $68,000,000, which represents 5% of the pro forma combined consolidated retained earnings at September 30, 1999. DRI and CNG have submitted a separate Application-Declaration requesting authorization to invest up to 100% of consolidated retained earnings of DRI (as the registered holding company part of the combined DRI-CNG system) in EWGs and FUCOs (File No. 70-9555).

     The Initial Financing Application also described in detail DRI's existing financial support, predominantly in the form of guarantees, of its unregulated energy subsidiaries, namely, Dominion Energy, Inc. and its subsidiaries (collectively, the "DEI Companies"), and including certain obligations in respect of a new synthetic lease arrangement pursuant to which certain of the DEI Companies proposed to acquire new gas-fired turbines. All of DRI's investment in and support for the DEI Companies is described in detail in DRI's Registration Statement on Form U5B, which was filed with the Commission April 27, 2000.

     Adopting the methodology used in the Initial Financing Application, in which DRI did not give effect to accounting adjustments required in connection with the Merger, as of June 30, 2000, DRI's aggregate investment in exempt wholesale generators ("EWGs") and including DRI's guarantee of the DEI Companies' obligations under the synthetic lease referred to above was 49% of the combined retrained earnings of DRI and CNG as of June 30, 2000. However, if DRI does give effect to the accounting adjustment required in connection with the Merger (such accounting adjustment is described above in detail in DRI's Application-Declaration in File No. 70-9679), DRI's aggregate investment in EWGs and FUCOs as of June 30, 2000 was 133% of consolidated retained earnings. DRI represents that as of June 30, 2000, aggregate investment in EWGs and FUCOs equaled $1,252,000,000 and DRI's consolidated retained earnings were $940,000,000.

     At the present time, DRI respectfully submits that, as contemplated by Rule 53(c) and Rule 54, the level of DRI's investment in EWGs and FUCOs is not having and will not have a substantial adverse impact on the financial integrity of the DRI System or on any utility subsidiary within the DRI System or on the ability of any state regulatory commission to protect any such utility subsidiary or its customers. DRI's investment of $1,252,000,000, including guarantees, in EWGs and FUCOs was fully described and disclosed in the Initial Financing Application. DRI represents to the Commission that the earnings produced from its current investment in EWGs and FUCOs has contributed positively to the system's consolidated earnings or net income since the date of the Merger Order. Moreover, granting the specific relief sought in this Application-Declaration will benefit the DRI System by causing DRI to receive cash which may be deployed more efficiently throughout the DRI System and also for the repayment of indebtedness incurred in connection with the Merger.

     In the Initial Financing Application, DRI stated that common equity as a percentage of the combined companies capitalization on a pro forma basis immediately following the closing of the Merger was 33%. For the period ended June 30, 2000, common equity as a percentage of the DRI's System's consolidated capitalization equaled 29%. DRI asserts that the change in the common equity percentage is not material under any circumstances, but especially so in the instant situation given the reasons for the change stated below. (DRI notes that for the same period, common equity as a percentage of the capitalization of each public utility company subsidiary of DRI equaled or exceeded 30%.) The temporary reduction in the common equity percentage of the consolidated system only is attributable to restructuring and merger-related costs and impairment and re-valuation of DCI assets totaling $512 million, which reduced net income during the period by $324 million. Management is in the process of implementing a strategy to exit certain businesses of DCI, as required by the Merger Order, and to de-emphasize the remaining components of the businesses that are expected to be retained or possibly held only as long as necessary to wind up affairs. DCI re-valued certain assets and businesses during the period and recognized impairment losses of $292 million, resulting in a reduction to net income of $184 million. DRI recognized restructuring and merger-related costs totaling $220 million, which reduced net income during the period by $140 million. But for these adjustments, DRI would be in compliance for the period ended June 30, 2000 with the capitalization requirement set forth in the Initial Financing Order that the consolidated holding company system and each public utility subsidiary of the combined system has 30% common stock equity in its capital structure. DRI respectfully submits to the Commission that DRI will be in compliance with the capitalization requirement that the consolidated holding company system have 30% common stock equity in its capital structure at fiscal year-end 2000, in part as a result of the application of proceeds resulting from the disposition of VNG, as described herein, and the divestiture of certain assets of DCI as required by the Merger Order.

Item 4.  Regulatory Approvals.

     In addition to the order of the Commission approving DRI's acquisition of CNG, DRI's and CNG's divestiture of VNG has been mandated by the Virginia Commission in Order Approving Merger dated September 17, 1999, in State Corporation Commission Case No. PUA990020 and the Federal Trade Commission in its Order of November 4, 1999 in FTC File No. 991-0244 and Docket No. C-3901. DRI and CNG require no other regulatory approvals or consents to complete the transactions contemplated by the Stock Purchase Agreement.

Item 5.  Procedure.

     The Commission is respectfully requested forthwith to issue an order of the Commission granting and permitting this post-effective amendment to this Application-Declaration to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the disposition of VNG. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

Exhibit B-2 Stock Purchase Agreement (incorporated by reference from Form U-1 Application-Declaration File No. 70-09707, Exhibit B-1).

Item 7.  Information as to Environmental Effects.

     The disposition of VNG neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the disposition of VNG pertain to the Commission's approval of this post-effective amendment to this Application-Declaration under the 1935 Act and the other approvals and actions described in Item 4 above. The disposition of VNG will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

     Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                   CONSOLIDATED NATURAL GAS COMPANY


By:_______________                         By:_______________
                  ----
Name:    James F. Stutts                   Name:    James F. Stutts
Title:   Vice President and                Title:   Vice President and
         General Counsel                            General Counsel
Date:    October 5, 2000                   Date:    October 5, 2000